Exhibit 99.1

Kenon announces pricing of qualified investors' early bid of its subsidiary OPC Energy Ltd.’s Series B Bonds

Singapore, October 4, 2020. Kenon Holdings Ltd.’s (NYSE:KEN, TASE:KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced on October 4, 2020 that OPC has completed the qualified investor early bid of an offering of Series B bonds. The offering is an extension of the existing Series B bonds previously issued by OPC. The early bid will be followed by a public offering to investors in Israel. In total, OPC is offering 555,555 units of NIS1,000 each of Series B bonds, totaling approximately NIS 556 million par value ($162 million) of bonds, at a price per unit of no less than NIS 1,052 ($307). OPC intends to use NIS 310 million ($90 million) of the proceeds of the series B bonds to redeem its Series A bonds. The final price per unit of Series B bonds shall be determined in the public offering. Completion of the offering is subject to certain conditions, including an updated rating approval from the rating agencies and approval from the Tel-Aviv Stock Exchange.

The OPC securities referenced in this press release have not been registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under that act

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to OPC’s offering of series B bonds, including statements relating to the public tranche of the offering, the price and amount of the series B bonds to be issued, expected use of proceeds and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that the contemplated offerindoes not proceed on the terms indicated herein or at all, including a failure to receive required approvals for the offering, and other risks and factors set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.